--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

     For the fiscal year ended December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ______________

                         Commission file number: 1-14603

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Investment Plan Supplement for
                       Employees and Field Underwriters of
                           MONY Life Insurance Company

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               THE MONY GROUP INC.
                                  1740 Broadway
                            New York, New York 10019

     REQUIRED INFORMATION

                                                                      Page(s)
                                                                      ------

     Independent  Auditors' Report                                         1

     Financial Statements:
       Statements of Net Assets Available for Benefits
       as of December 31, 2000 and 1999                                    2

       Statement of Changes in Net Assets Available for
       Benefits for the year ended December 31, 2000                       3

       Notes to Financial Statements                                    4-15

     Supplemental Schedules*:
       Schedule of Assets (Held at End of Year)
       as of December 31, 2000                                            16

       Schedule of Series of Reportable Transactions for the
       year ended December 31, 2000                                       17



     * All other schedules required by the Department of Labor's Rules and Regulations for Reporting and
         Disclosure under the Employee Retirement Security
         Act of 1974 have been omitted because there is no information to report.

     Exhibit

       Exhibit 23 - Consent of Independent Public Accountants             18


         Pursuant to the requirements of the Securities Exchange
       Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                                 INVESTMENT PLAN SUPPLEMENT FOR
                                                 EMPLOYEES AND FIELD
                                                 UNDERWRITERS OF MONY LIFE
                                                 INSURANCE COMPANY





     Date: February 25, 2002                     /s/ Robert M. Beecroft
                                                 -------------------------------
                                                 Name: Robert M. Beecroft
                                                 Title: Secretary -
                                                        Benefit Plan
                                                        Administration Committee

                          INDEPENDENT AUDITOR'S REPORT

                                   ----------


To the Benefits Committee of the Board of Directors of the Investment Plan Supplement for Employees and
   Field Underwriters of MONY Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000 and series of reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

New York, New York
October 25, 2001

               INVESTMENT PLAN SUPPLEMENT For EMPLOYEES And FIELD
                   UNDERWRITERS Of MONY LIFEINSURANCE COMPANY
                 Statements of Net Assets Available for Benefits
                               As of December 31,

                                     ASSETS

                                                            2000                 1999
                                                     ----------------      -----------------
Investments, at fair value:
     MONY's Pooled Accounts                         $     301,419,745     $      337,200,968

     MONY's Guaranteed Interest Contracts                  31,851,571             34,364,961

     Mutual Funds                                          62,756,620             65,058,552

     Common Stock Fund                                      5,834,719                     -
                                                    -----------------     ------------------

                                                          401,862,655            436,624,481

     Participants' Loans                                   13,514,083             15,925,556
                                                    -----------------     ------------------

            Net assets available for
              benefits                              $     415,376,738     $      452,550,037
                                                    =================     ==================




   The accompanying notes are an integral part of these financial statements.

               INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and FIELD
                   UNDERWRITERS of MONY LIFE INSURANCE COMPANY

            STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
                      For the year ended December 31, 2000

                                     -------


Net Assets Available for Benefits,                             $452,550,037
  beginning of year                                           --------------

Additions:
  Participants' Contributions                                    13,643,676

  MONY's Contributions                                            5,977,905

  Net Change in the Fair Value of Investments
    in MONY's Pooled Accounts, Mutual Funds
    and Common Stock Fund                                         2,062,172

  Interest Income                                                 5,990,810
                                                              --------------

              Total Additions                                    27,674,563
                                                              --------------

Deductions:
  Participant Benefits                                           64,217,629

  Administrative Fees                                               630,233
                                                              --------------
              Total Deductions                                   64,847,862
                                                              --------------
                  Net Decrease                                  (37,173,299)
                                                              --------------

Net Assets Available for Benefits,
  end of year                                                  $415,376,738
                                                              ==============



   The accompanying notes are an integral part of these financial statements.

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                          NOTES to FINANCIAL STATEMENTS
                        As of December 31, 2000 and 1999

                                     -------

1.   Description of the Plan:

     The following description is provided for general information purposes only. Participants should refer to the plan document for complete information.

     A.   General

          The Investment Plan Supplement for Employees and Field Underwriters of MONY Life Insurance Company (the "Plan") is a defined-contribution profit-sharing plan, with a 401(k) feature, providing for contributions from the employer, MONY Life Insurance Company ("MONY" or the "Company"), and from participating employees and Field Underwriters. All Plan contributions are placed in the MONY Investment Plan and Retirement Plan Trust (the "Trust").

          The assets of the Plan are invested in the following funds administered through the Trust: The Money Market Fund (invested in MONY's Pooled Account No. 4), the Special Equity Fund (invested in the Special Equity Fund subaccount of MONY's Pooled Account No. 10B), the Government Fixed Fund ("GFF", invested in MONY's Pooled Account No.
          16), the Public Bond Fund (invested in MONY's Pooled Account No. 38), the Equity Income Fund (invested in MONY's Pooled Account No. 40), and the Guaranteed Interest Contract ("GIC Fund", invested in GICs issued by MONY), and the Managed, International Growth and Growth Funds (all invested in the Enterprise Group of Funds, Inc., a family of mutual funds sponsored by Enterprise Capital Management, Inc., which is a wholly-owned subsidiary of MONY). The Plan's share of the net assets of each of the funds comprising the Trust is determined in proportion to its ownership interest in the outstanding shares of such funds. The accompanying financial statements reflect the Plan's allocated share of the net assets and changes in net assets of the Trust, based on the application of such method.

          On April 17, 2000, MONY began offering a Company Stock (the "Common Stock Fund") fund as an investment option. The Common Stock Fund uses "unit" accounting. As a unitized stock fund, the Common Stock Fund holds primarily the MONY Group, Inc. Common Stock and a small percentage of cash and short-term instruments, while members hold units of the Common Stock Fund.

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

B.   Contributions

     All Salaried employees and Career Contract Field Underwriters are eligible to participate in the Plan. The Plan has an Internal Revenue Code (the "Code") Section 401(k) feature which allows employees and Field Underwriters to elect to have MONY contribute a percentage of their annual benefits bearing compensation to the Plan on the employee's behalf on a pre-tax basis. Participants may elect to defer up to 13% of annual benefits bearing compensation. The Plan provides that the total contribution by MONY in any one calendar year cannot exceed 5% of its prior year's income from operations before dividends to policyholders and federal income taxes, excluding capital gains and losses. MONY matches 100% of the first 3% of employee contributions and the first 2% of Field Underwriter contributions to the Plan. All MONY matching contributions will be allocated to the Common Stock Fund. For employees/Field Underwriters who choose to direct their contributions to the Common Stock fund, MONY will make an additional .15% match on the first 3% of employee contributions, and the first 2% for Field Underwriters contributions, directed to this fund.

     MONY provides a profit-sharing contribution for eligible salaried employees. This contribution ranges from 0% to 6% of each eligible employee's salary. The Board of Directors approves this contribution on the basis of recommendations of the Chairman of The Board of Directors of MONY.

     All participant contributions are used to purchase shares in the funds described in (A), as elected by the participant. A Plan participant is entitled to the vested value of accumulated shares credited to the participant's account, including any earnings there from.

     Participant share values are reduced by the cost of managing the Plan.

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

     For all funds other than the Common Stock Fund, a member may make unlimited transfers. For the Common Stock Fund, member contributions which were credited with matching contributions of 1.15% may not be transferred from the Common Stock Fund until 3 years from the date of the contribution. Company matching contributions are not eligible for transfer from the Common Stock Fund until the later of: (1) members 50th birthday, (2) April 28, 2005, and (3) the 5th anniversary of an employee's employment or re-employment date. Transfers into the Common Stock Fund will be limited to 15% of the members total plan balance as of the date of the requested transfer.

     Money transferred from Money Market, Public Bond, GIC's or GFF funds, cannot be transferred back into these funds for 90 days.

C.   Vesting

     The Plan describes procedures for withdrawal of accumulated shares by participants during their active service with MONY. Participating employees and Field Underwriters become vested under the following schedule:

     Years of Vesting Service                    Employee      Field Underwriter
     ------------------------                    --------      -----------------

        Less than 2 years of service                 0%              0%
        2 to 3 years of service                     25%              0%
        3 to 4 years of service                     50%              0%
        4 to 5 years of service                     75%              0%
        Over 5 years of service                    100%            100%

     All shares purchased with MONY contributions are also fully vested upon termination of service for, early, normal or postponed retirement as defined in the Retirement Income Security Plan for Employees of The MONY Life Insurance Company ("RISPE") and upon death while employed by MONY.

D.   Disability Benefits

     Participants entitled to receive long-term disability benefits under MONY's 1946 Security Plan for Employees are precluded from continuing to make employee contributions to the Plan once the participants are determined to have incurred a total disability.

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

     Field Underwriters continue to have 401k contributions deducted from Career Contract earnings they generated prior to becoming disabled.

E.   Loans

     The Plan includes a 401(k) loan feature. Participants may generally borrow the lesser of $50,000 or 50% of their vested account balances contained in their 401(k) account. The Employee Retirement Plan Account (414 (k)) is also included to calculate the amount available, but is excluded from loan depletion. Loans are not to exceed five years, and interest is charged at the prevailing interest rates on secured personal loans. Interest and principal payments are made through periodic payroll deductions.

F.   Forfeited Accounts

     At December 31, 2000 and 1999, forfeited nonvested accounts totaled $414,639 and $144,112, respectively. These accounts will be used to reduce future employer contributions, except as defined in the Plan.

G.   Payment of Benefits

     Upon termination, retirement or death, a participant or beneficiary generally may elect to receive either a lump-sum amount, installment payments or any other optional income arrangement permitted by the Plan, equal to the value of the vested shares allocated to the account. Accumulated shares credited to participants electing a non-installment optional income arrangement are withdrawn from the Plan. The accompanying financial statements include net assets available for active employees currently participating in the Plan and terminated or retired participants who have elected installment payments.

     An employee may elect to roll over a lump-sum distribution from RISPE into the Plan.

     A Field Underwriter may elect to roll over a lump-sum distribution from the Field Underwriter Retirement Plan into the Plan.

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

     H.   Plan Termination

          MONY may amend or modify the Plan. Moreover, MONY may terminate the Plan, although it has no present intention of doing so. In the event the Plan is terminated, participants' accounts become fully vested.

2.   Summary of Significant Accounting Policies:

     Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     The Plan's investments in MONY's Pooled Accounts Nos. 4, 10B, 38 and 40, Mutual Funds and MONY's Common Stock Fund are recorded at fair value. Purchases and sales of shares of ownership in these funds are recorded on a trade-date basis. Realized gains and losses on disposition of shares are determined on a first-in/first-out basis.

     The Plan's investments in MONY's GIC Fund and the Government Fixed Fund are recorded at fair value, which includes accrued interest.

     The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments in MONY's Pooled Accounts, Mutual Funds and Common Stock Fund, which consists of realized gains or losses and the unrealized appreciation or depreciation in the fair value of those investments for the year.

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

     Interest income is accrued as earned.

     Loans receivable from participants are recorded at unpaid principal balance.

     The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, guaranteed interest contracts, and other investment securities, through pooled separate accounts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     The shares and unit values of the Plan's investments in MONY's Pooled Accounts, MONY's GICs, Mutual Funds, and Common Stock Fund, which represent rounded amounts, reflected above as of December 31, 2000, June 30, 2000 and December 31, 1999, are as follows:

                                    December 31, 2000         June 30, 2000
                                    -----------------         -------------
                                   Number of      Unit      Number of    Unit
                                     Units       Value        Units     Value
     Pooled Accounts:
                No. 4              1,587,049     $23.74     1,786,563   $23.02
                No. 10B            1,172,730      88.76     1,199,950    98.35
                No. 16 -'99          898,730      10.95       938,601    10.67
                No. 38               707,169      32.11       732,402    29.93
                No. 40             1,879,475      67.63     1,960,877    61.04

     Mutual Funds:
                Managed            3,265,410      10.03     3,392,112     9.68
                International        658,824      21.26       700,907    23.26
                Growth               661,664      24.18       664,206    25.29

     Company Stock:
                MONY Stock Fund      378,986      15.40       115,649    10.78

     * Pooled Account 16- `91 through `98 rolled-over into Pooled Account 16-'99 as of 3/31/00

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

                                      December 31, 2000       June 30, 2000
                                      -----------------       -------------
                                     Number of   Unit        Number of     Unit
                                       Units     Value         Units      Value
     Guaranteed Interest Contracts:
                     GIC 20               -        -          133,903    $13.21
                     GIC 21             88,289   $12.95        94,637     12.63
                     GIC 22            575,785    13.23       608,821     12.82
                     GIC 23            114,119    12.43       119,150     12.11
                     GIC 24            189,969    12.38       199,957     12.01
                     GIC 25            170,214    11.74       177,363     11.44
                     GIC 26            178,389    11.38       184,006     11.08
                     GIC 27            147,941    10.93       152,441     10.69
                     GIC 28          1,253,202    10.91     1,096,387     10.60


                                     December 31, 1999
                                     -----------------
                                     Number of    Unit
                                       Units      Value

     Pooled Accounts:
                     No. 4           2,283,686   $22.37
                     No. 10B         1,205,415    92.75
                     No. 38            847,319    28.81
                     No. 40          2,197,615    63.52
                     No. 16 -'91       342,749    16.25
                     No. 16 -'92       118,599    15.71
                     No. 16 -'93        84,768    14.61
                     No. 16 -'94        35,782    13.41
                     No. 16 -'95        45,778    13.56
                     No. 16 -'96         9,887    12.04
                     No. 16 -'97        15,265    11.55
                     No. 16 -'98        10,240    10.98
                     No. 16 -'99        11,187    10.39
     Mutual Funds:
                     Managed         4,289,758     9.96
                     International     518,629    26.46
                     Growth            328,655    26.18

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

                                      December 31, 1999
                                     ------------------
                                     Number of     Unit
                                      Units        Value
     Guaranteed Interest Contracts:
                     GIC 19          229,536      $14.59
                     GIC 20          142,095       12.86
                     GIC 21          103,258       12.31
                     GIC 22          678,849       12.44
                     GIC 23          129,843       11.78
                     GIC 24          225,592       11.66
                     GIC 25          188,768       11.13
                     GIC 26          195,474       10.81
                     GIC 27          168,127       10.45
                     GIC 28          907,665       10.29

     MONY's Pooled Accounts are separate accounts whose assets and liabilities are segregated from the other assets and liabilities of MONY. Management believes these pooled account assets and liabilities will not be affected by liabilities that may arise out of any other business that MONY may conduct.

          Pooled Account No. 4, the Money Market Fund, is a separate account primarily invested in commercial paper. Its objectives are to obtain a high level of current income consistent with the preservation of capital and to maintain a quality portfolio of short-term money market instruments.

          Pooled Account No. 10B, the Special Equity Fund, is a separate account invested in securities of small-to-medium size market capitalization companies.

          Pooled Account No. 16, the Government Fixed Fund, is a separate account that provides for guaranteed rates of return on principal and interest. The fund is invested solely in obligations of the U.S. Government and U.S. Government Agencies, which include Treasury Bonds, Bills, Notes and Agency Obligations.

          Pooled Account No. 38, the Public Bond Fund, is a separate account primarily invested in a diversified portfolio of publicly traded corporate bonds, concentrated in investment-grade issues in the four highest major-ranking categories established by Moody's or Standard & Poor's.

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

          Pooled Account No. 40, the Equity Income Fund, is a separate account primarily invested in common stock with relatively high current yields. Its objective is to offer above-average current income and the opportunity for capital appreciation.

     Guaranteed Interest Contracts are contracts with MONY that provide for guaranteed rates of return on principal invested over specified time periods. The assets supporting these contracts are invested with the general assets of MONY. Loans are not permitted from the GIC Fund or GFF. A market value adjustment may apply if the participant elects a withdrawal or transfer from a GIC Fund or GFF outside an established period. If a withdrawal is elected upon retirement, termination, disability or required minimum distribution, the market value adjustment does not apply.

     Managed Fund is a flexible portfolio mutual fund that invests in common stocks, bonds and cash equivalents.

     International Growth Fund is a diversified international asset management mutual fund that seeks capital appreciation primarily through a portfolio of non-U.S. equities.

     Growth Fund invests in the stocks of companies with long-term earnings potential but which are currently selling at a discount to their estimated long term value. The Fund's equity selection process is generally lower risk than a typical growth stock approach.

     Common Stock Fund invests primarily in the MONY Group, Inc. Common Stock and a small percentage of cash and short-term instruments.

3.   Estimated Fair Value of Financial Instruments:

     The following table represents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and December 31, 1999. The calculations of estimated fair values involve considerable judgment. Accordingly, these estimates of fair value are not necessarily indicative of the amounts that could be negotiated in an actual sale.

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

     December 31, 2000:
                                                Carrying          Estimated
     Financial Assets:                           Amount           Fair Value
     ----------------                            ------           ----------
     Pooled Accounts                          $301,419,745       $301,419,745
     Guaranteed Interest Contracts              31,851,571         31,851,571
     Mutual Funds                               62,756,620         62,756,620
     Common Stock Fund                           5,834,719          5,834,719
                                              ------------       ------------
                                              $401,862,655       $401,862,655
                                              ============       ============

     December 31, 1999:
                                                Carrying          Estimated
     Financial Assets:                           Amount           Fair Value
     ----------------                            ------           ----------
     Pooled Accounts                          $337,200,968       $337,200,968
     Guaranteed Interest Contracts              34,364,961         34,364,961
     Mutual Funds                               65,058,552         65,058,552
                                              ------------       ------------
                                              $436,624,481       $436,624,481
                                              ============       ============

     The following represents investments with fair values of 5% or more of the Plan's net assets as of December 31, 2000 and 1999:

                     Issuer/Description         2000                1999
                     ------------------         ----                ----
     MONY's Pooled Accounts:
        No. 4                                $36,447,100        $ 51,087,550
        No. 10B                               86,672,153         111,803,043
        No. 38                                19,492,233                  -
        No. 40                                93,489,883                  -
        No. 6                                        -           139,601,531
        No. 5                                        -            24,412,128
     Managed Fund                             25,150,599          42,734,115

     The methods and assumptions utilized in estimating these fair values of financial instruments are summarized as follows:

     Pooled Accounts, Mutual Funds and Common Stock Fund
     ---------------------------------------------------

     Short-term securities other than money market instruments, with 60 days or less to maturity at the time of purchase, are valued at amortized cost, which approximates market. Money market instruments are valued at cost, which approximates market; all other short-term securities are valued at market.

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

     Guaranteed Interest Contracts
     -----------------------------

     The fair values of the Plan's Guaranteed Interest Contracts are estimated by discounting expected cash flows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued, where appropriate.

     Common stocks are valued at the closing market prices for securities traded on national securities exchanges, or at the last "bid" prices for "over-the-counter" securities.

     Bonds actively traded on a national securities exchange are valued at the last reported sales prices. Bonds traded "over-the-counter" are valued at the last reported "bid" prices.

     Participant Loans
     -----------------

     Unpaid principal balances of the loan approximate fair value.

 4.  Common Stock Fund:

     The Common Stock Fund consists of the following as of December 31, 2000:

      MONY Common Stock                                       $     5,645,389
      Cash and short-term instruments                                 189,330
                                                              ---------------
                                                              $     5,834,719
                                                              ===============

     Movements in the Common Stock Fund for the year ended December 31, 2000 are as follows:

      Balance at December 31, 1999                            $            -
      Participants' contributions                                     215,756
      MONY's contributions                                          2,593,421
      Interest income                                                  14,929
      Net transfers                                                 1,699,345
      Participants' benefits                                         (134,269)
      Net change in fair value during the year                      1,373,364
      Others                                                           71,973
                                                              ---------------
      Fair value at December 31, 2000                         $     5,834,719
                                                              ===============

                  INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and
                FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    NOTES to FINANCIAL STATEMENTS, Continued
                        As of December 31, 2000 and 1999

                                     -------

5.   Tax Status:

     The Internal Revenue Service has determined and informed the Company by a letter dated February 9, 1996, that the Plan and related trust are designed in accordance with applicable sections of Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

               INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and FIELD
                   UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                    SCHEDULE of ASSETS (Held at End of Year)
                             As of December 31, 2000

              Issuer/Description               Historical Cost      Fair Value
              ------------------               ---------------      ----------
     MONY's Pooled Accounts:

       No. 4                                       $36,447,100      $37,680,921
       No. 10B                                      86,672,153      104,089,629
       No. 38                                       19,492,233       22,709,680
       No. 40                                       93,489,883      127,101,619
       No. 16 - '99 at 5.55%*                        9,837,896        9,837,896
                                                  ------------     ------------
                                                   245,939,265      301,419,745
                                                  ------------     ------------
     MONY's Guaranteed Interest Contracts
       GIC 21 matures January 1, 2001 at 5.40%       1,143,592        1,143,592
       GIC 22 matures July 1, 2001 at 6.50%          7,616,954        7,616,954
       GIC 23 matures January 1, 2002 at 5.70%       1,418,442        1,418,442
       GIC 24 matures July 1, 2002 at 6.40%          2,351,911        2,351,911
       GIC 25 matures January 1, 2003 at 5.65%       1,998,745        1,998,745
       GIC 26 matures July 1, 2003 at 5.45%          2,029,493        2,029,493
       GIC 27 matures January 1, 2004 at 4.75%       1,616,512        1,616,512
       GIC 28 no maturity date at 6.25%             13,675,922       13,675,922
                                                  ------------     ------------
                                                    31,851,571       31,851,571
                                                  ------------     ------------
     Mutual Funds:
       Managed                                      25,150,599       32,751,530
       International                                14,704,936       14,004,073
       Growth                                       16,433,052       16,001,017
                                                  ------------     ------------
                                                    56,288,587       62,756,620
                                                  ------------     ------------
     Common Stock Fund:
       MONY Stock                                    5,834,719        5,834,719
                                                  ------------     ------------

     Loans receivable from participants**           13,514,083       13,514,083
                                                  ------------     ------------
     Total assets                                 $353,428,225     $415,376,738
                                                  ============     ============

     * Pooled Account 16- '91 through '98 rolled-over into Pooled Account 16-'99 as of March 31, 2000.

     ** Participant loans are charged interest rates equivalent to secured lines of credit through Chase Manhattan Bank and MONY Federal Credit Union, Syracuse, New York. Loans receivable have an applicable rate ranging from 6.50% to 11.75%.

               INVESTMENT PLAN SUPPLEMENT for EMPLOYEES and FIELD
                   UNDERWRITERS of MONY LIFE INSURANCE COMPANY

                  SCHEDULE of SERIES OF REPORTABLE TRANSACTIONS
                      For the year ended December 31, 2000

                                                   Total Value       Number     Total Value      Cost of          Net
                                  Number of            of             of           of             Assets        Realized
Description of Investment         Purchases         Purchases        Sales        Sales            Sold        Gain (Loss)
-------------------------         ---------         ---------        -----        -----            ----        -----------
Money Market Account                 386           $39,046,994       1,106     $55,025,349      $52,198,239     $2,827,109
Equity Income Account                370            14,468,153         848      34,364,368       14,035,424     20,328,944
Special Equity Account               442            30,777,945         880      33,724,004       14,742,963     18,981,042
Managed Fund                         316             7,381,397       1,052      17,277,648       16,657,543        620,105